Filed pursuant to Rule 433

Free Writing Prospectus dated November 10, 2009

Registration Statement No. 333-160884

UNITED RENTALS, INC.
Pricing Term Sheet — November 10, 2009
$150,000,000 4.00% Convertible Senior Notes due 2015

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated November 9, 2009, to the accompanying Prospectus dated November 2, 2009, filed as part of Registration Statement No. 333-160884

Issuer:	United Rentals, Inc. (the “Issuer”)

Title of Securities:	4.00% Convertible Senior Notes due 2015 (the “Notes”)

Face (Principal Amount):	$150,000,000

Over-allotment Option:	$22,500,000

Gross Proceeds:	$150,000,000

Net Proceeds (before expenses):	$145,500,000

Maturity:	November 15, 2015, unless earlier converted or repurchased

Offer Price:	100%, plus accrued interest, if any, from November 17, 2009

Coupon:	4.00%

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2010

Reference Price:	$8.89, the last reported sale price for the Issuer’s common stock on the NYSE on November 10, 2009

Conversion Premium:	Approximately 25.0% over the Reference Price

Initial Conversion Price:	Approximately $11.11 per share of common stock, subject to adjustment

Conversion Rate:	89.9888 shares of common stock per $1,000 principal amount of Notes, subject to adjustment

Trade Date:	November 10, 2009

Settlement Date:	November 17, 2009 (T + 4)

CUSIP/ISIN Numbers:	911363 AL3 / US911363AL38

Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Calyon Securities (USA) Inc. Scotia Capital (USA) Inc.

Purchase of Convertible Note Hedge:

In connection with the offering of the Notes, the Issuer entered into convertible note hedge transactions with one or more counterparties (which may include the underwriters or affiliates thereof) (such counterparties or affiliates, the “option counterparties”). The convertible note hedge transactions cover, subject to anti-dilution adjustments substantially similar to those in the Notes, 13,498,320 shares of the Issuer’s common stock. If the underwriters exercise their overallotment option to purchase additional Notes, the Issuer expects to use cash on hand to enter into additional convertible note hedge transactions with the option counterparties.

Adjustment to Shares Delivered upon Conversion in Connection with a Make-Whole Fundamental Change:

The following table sets forth the adjustments to the conversion rate, expressed as a number of additional shares to be received per $1,000 in principal amount of the Notes, in connection with a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$8.89	$10.00	$11.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00
November 17, 2009	22.4971	18.7213	16.2525	13.5795	10.6807	8.8922	7.6100	5.6187	4.3059	3.4900	2.8699	2.3888	2.0051
November 15, 2010	22.4971	17.5976	15.0147	12.3113	9.5154	7.8563	6.7102	5.1652	4.1354	3.4043	2.8573	2.1620	1.8273
November 15, 2011	22.4971	16.4779	13.6849	10.8953	8.1947	6.7254	5.5786	4.2392	3.3705	2.7547	2.2937	1.9351	1.6495
November 15, 2012	22.4971	15.2910	12.1657	9.2199	6.6349	5.2597	4.4474	3.3848	2.7004	2.2146	1.8505	1.5670	1.3406
November 15, 2013	22.4971	13.9757	10.3325	7.1521	4.7544	3.7156	3.1261	2.3880	1.9106	1.5706	1.3156	1.1171	0.9585
November 15, 2014	22.4971	11.8351	7.5021	4.2345	2.4521	1.9244	1.6383	1.2627	1.0138	0.8360	0.7029	0.5990	0.5160
November 15, 2015	22.4971	10.0111	0.9202	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $50.00 per share, subject to adjustment as of any date on which the conversion rate of the notes is otherwise adjusted, no additional shares will be added to the conversion rate.

•                  If the stock price is less than $8.89 per share, subject to adjustment as of any date on which the conversion rate of the notes is otherwise adjusted, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 112.4859 shares of common stock per $1,000 in principal amount of Notes, subject to adjustment from time to time as set forth in the Preliminary Prospectus Supplement.

The Issuer has previously filed a registration statement (including a prospectus and the related preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on November 2, 2009.  Before you invest, you should read the preliminary prospectus supplement to the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, a copy of the prospectus supplement relating to this offering may also be obtained by calling BofA Merrill Lynch at 866-500-5408, contacting Morgan Stanley at 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, 866-718-1649 or via email at prospectus@morganstanley.com, or contacting Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Department, 800-326-5897 or via email at equity.syndicate@wachovia.com.